Paul Hastings LLP

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April 27, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on April 8, 2021 by Ms. Ashley Vroman-Lee of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 91 (the “Amendment”), which contained proposed disclosure with respect to the change in name, principal investment strategies and benchmark index for the Matthews Asia Small Companies Fund, an existing series of the Registrant, as well as other non-material changes.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. Revised disclosure intended to address these comments is included in a further post-effective amendment to be filed several days after the date as this response letter as part of the Registrant’s annual registration statement update. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.	Comment: Please confirm that there are no acquired fund fees and expenses that should be separately disclosed in the Fee and Expenses table.

Response: The Registrant estimates that the acquired fund fees and expenses would be less than 0.01%, thereby not requiring disclosure in a separate line according to Instruction 3(f) to Item 3 in Form N-1A. Those expenses will be included as part of “Other Expenses.”

2.	Comment: Please delete the words “in a year” in note 2 under the Fees and Expenses table in order to avoid ambiguity with respect to the application of the three-year limit for reimbursement.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

Securities and Exchange Commission

April 27, 2021

3.	Comment: If portfolio turnover for a fund exceeds 100%, please include corresponding disclosure in the principal strategy and risk sections about high turnover.

Response: Comment accepted. For those funds that experienced in excess of 100% portfolio turnover during the past fiscal year, additional disclosure will be added in those sections to that effect. Disclosure will indicate that the implementation of the applicable fund’s investment strategies may result in high turnover. Risk disclosure will also be added that high portfolio turnover will generally result in higher transaction costs to a fund and higher potential taxable gains to a shareholder of that fund.

4.

Comment: The Staff notes that the Emerging Markets Small Companies Fund will focus its investment in the Asia-Pacific region. Please add a regional investment risk specific to that region, not merely the China-related risks now disclosed.

Response: Comment acknowledged. That statement in the principal investment strategies about making a majority of its investments in the Asia-Pacific region has been removed. Instead, the disclosure has been revised to note that the Fund may concentrate its investment in a single country and has listed China where it has so concentrated. The Fund already has corresponding risk disclosure related to investments in China.

5.

Comment: Under the Portfolio Managers section for the Emerging Markets Small Companies Fund, please indicate which portfolio managers are primarily and jointly responsible for managing the fund. Please make conforming changes to disclosure with respect to the other funds.

Response: Comment accepted. The Registrant will clarify in that section that the Lead Managers for a fund are primarily and jointly responsible for managing the fund, as required by Item 5(b) of Form N-1A, and related instruction 2.

6.

Comment: Please do not use an asterisk after the name of a fund to provide the fund’s prior name in a note. Instead, please add that information in a parenthetical below the fund’s name, such as “(formerly known as . . . .).”

Response: Comment accepted. The Registrant has revised that reference accordingly.

7.	Comment: For those funds that will invest in contingent convertible securities, or CoCos, please add additional risk disclosure about those investments.

Response: Comment acknowledged. Only two funds, the Matthews Asia Total Return Bond Fund and the Matthews Asia Credit Opportunities Fund, invest in CoCos, which are offered in a separate prospectus and are already described in that document. The Registrant does not expect any other funds to invest in CoCos.

8.

Comment: For the China Dividend Fund, which has disclosure about investments in below-investment grade bonds, please add the parenthetical reference that occurs elsewhere for other funds that those bonds are also known as junk bonds.

Response: Comment accepted. The Registrant has revised that reference accordingly in the Principal Investment Strategy section for various funds where it is missing.

Securities and Exchange Commission

April 27, 2021

9.

Comment: With respect to the Matthews Asia ESG Fund, the current disclosure states that Matthews has ESG standards but does not disclosure what they are. Please disclose the criteria used, which should be related to either environmental considerations or strong ESG policies of the issuer. Please specifically address the following comments with respect to that fund: (a) state whether those criterial apply to all holdings in the fund or only 80% of net assets, (b) state that an investment’s satisfaction of Matthews’ ESG criteria is based on its own analysis and not that of a third party, (c) expand the risk factors to disclose that the fund may forgo market opportunities compared to funds that do not apply ESG criteria, (d) state that ESG investment strategies are intended for long-term investors rather than short-term, (e) disclose whether the fund will vote proxies based on its ESG standards, and (f) disclose the material ESG factors or criteria used with respect to the fund.

Response: Comment acknowledged. Although the Registrant believes it has already provided disclosure consistent with comments 9(e) and 9(f), it has added or enhanced disclosure intended to address all these related comments.

10.

Comment: With respect to the China Fund, please disclose whether, for purposes of this Fund, China includes Taiwan. There appears to be an inconsistency between the statement of the Principal Investment Strategy and the Principal Risks of Investments, which includes Taiwan in the China risk disclosure.

Response: Comment accepted. For purposes of this Fund, China does not include Taiwan, as stated under the Principal Investment Strategy. The Registrant will retain, but list separately, the Taiwan risk factor given the potential for material investments with exposure to that country.

11.

Comment: With respect to the China Fund, there is the potential for investments in small capitalization companies under the stated investment strategy but no corresponding risk factor for those companies.

Response: Comment acknowledged. The Registrant states that investments will typically be made in large and medium sized companies but may be in companies of any size in order to explain that the investments will not be exclusively in those types of companies. It does not expressly refer to small companies because they were not a principal strategy for the Fund, and small companies represented only a small portion of the Fund’s investments for the prior fiscal year. For that reason, the Registrant declines to add a risk factor specific to small companies.

12.

Comment: In the section describing principal risks for all funds starting on page 61, there is included a risk factor for micro-cap companies, however, micro-cap companies are not included as a principal strategy for any fund and is not listed as risk factor in the summary sections. Please address this inconsistency.

Response: Comment accepted. The Registrant has removed that risk disclosure because no fund made any material investments in micro-cap companies.

Securities and Exchange Commission

April 27, 2021

13.

Comment: The statement of additional information is not complete and requires completed and updated information. Please ensure that it is completed and updated as part of the next post-effective amendment.

Response: Comment accepted. The statement of additional information will be completed and updated as required and as part of the next post-effective amendment, which will also include various non-material annual updating revisions.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC